UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Hallador Energy Company

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(Name of Issuer)

Common Stock, $0.01 par value

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(Title of Class of Securities)

40609P105

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(CUSIP Number)

with a copy to:

David M. Bauer

c/o Lubar & Co., Incorporated

833 E Michigan Street, Suite 1500

Milwaukee, Wisconsin 53202

(414) 291-9000

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(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 23, 2024

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40609P105

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1.	Names of Reporting Person Lubar Equity Fund, LLC I.R.S. Identification Nos. of Above Person (Entities Only) 37-1501575

2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0 (See Item 5)
NUMBER OF
SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 2,788,685 (See Item 5)
EACH
REPORTING PERSON WITH	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,788,685 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,788,685 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Item 5 below)	[ ]

13.	Percent of Class Represented by Amount in Row (11) 7.99% (See Item 5 below)

14.	Type of Reporting Person PN

CUSIP No. 40609P105

 ———————————————————————————————————————————

1.	Names of Reporting Person Lubar Opportunities Fund I, LLC I.R.S. Identification Nos. of Above Person (Entities Only) 87-3778599

2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0 (See Item 5)
NUMBER OF
SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 1,204,040 (See Item 5)
EACH
REPORTING PERSON WITH	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,204,040 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,204,040 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Item 5 below)	[ ]

13.	Percent of Class Represented by Amount in Row (11) 3.46% (See Item 5 below)

14.	Type of Reporting Person PN

CUSIP No. 40609P105

 ———————————————————————————————————————————

1.	Names of Reporting Person David J. Lubar I.R.S. Identification Nos. of Above Person (Entities Only)

2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power (See Item 5)
NUMBER OF
SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power (See Item 5) 3,992,725
EACH
REPORTING PERSON WITH	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 3,992,725 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,992,725 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Item 5 below)	[ ]

13.	Percent of Class Represented by Amount in Row (11) 11.49% (See Item 5 below)

14.	Type of Reporting Person IN

CUSIP No. 40609P105

 ———————————————————————————————————————————

1.	Names of Reporting Person Lubar & Co., Incorporated I.R.S. Identification Nos. of Above Person (Entities Only) 86-1065772

2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0 (See Item 5)
NUMBER OF
SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 3,992,725 (See Item 5)
EACH
REPORTING PERSON WITH	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 3,992,725 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,992,725 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Item 5 below)	[ ]

13.	Percent of Class Represented by Amount in Row (11) 11.49% (See Item 5 below)

14.	Type of Reporting Person CO

Explanatory Note:

This amendment No. 3 amends and supplements the Schedule 13D filed on January 12, 2009, by Lubar Equity Fund, LLC, a Wisconsin limited liability company, as amended by Amendment No. 1 filed on September 24, 2009, and Amendment No. 2 on June 22, 2022, (collectively, as amended, the "Schedule 13D"), and it is being filed to report a change to the Schedule 13D relating to an interest payment paid in shares  of the Common Stock, par value $0.01 per share ("Issuer Common Stock"), of Hallador Energy Company (formerly known as Hallador Petroleum Company), a Colorado corporation (the "Issuer"). Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Except as expressly set forth in this Amendment, the previous disclosures in the Schedule 13D remain in effect. Capitalized terms used but not otherwise defined in this document have the meanings ascribed to them in Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby deleted and replaced with the following:

Prior to February 23, 2024, Lubar Equity Fund, LLC (“LEF”), a Wisconsin limited liability company, held 2,788,685 shares of Issuer Common Stock. Such shares were purchased from the Issuer in private placements or from shareholders of the Issuer in private transactions, for cash from the working capital of LEF. The Reporting Entity, Lubar & Co., Incorporated, is the sole manager of LEF, and as a result, may be deemed to beneficially own the shares of Issuer Common stock held by LEF.

Prior to February 23, 2024, Lubar Opportunities Fund I, LLC (“LOFI”), a Wisconsin limited liability company held 1,152,872 shares of Issuer Common Stock. Such shares were purchased from the Issuer upon conversion of two convertible notes issued by the Issuer to LOFI. The Reporting Entity, Lubar & Co., Incorporated, is the sole manager of LOFI, and as a result, may be deemed to beneficially own the shares of Issuer Common stock held by LOFI.

On February 23, 2024, the Company elected to pay the interest due on two unsecured convertible promissory notes issued by the Issuer to LOFI in the amount equal to 51,168 shares of the Issuer's Common Stock.  The Reporting Entity, Lubar & Co., Incorporated, is the sole manager of LOFI, and as a result, may be deemed to beneficially own the shares of Issuer Common stock held by LOFI.

In accordance with the policies and procedures of the Reporting Person, Lubar & Co., Incorporated serves as investment manager over, and exercises in its sole discretion the entire voting and dispositive power with respect to, all shares of the Issuer held by each of LEF and LOFI.

Mr. David J. Lubar serves as the CEO of Lubar & Co., Incorporated, and as a result, may be deemed to beneficially own the shares of Issuer Common stock held by LEF and LOFI.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby deleted and replaced with the following:

As of February 23, 2024, Lubar & Co., Incorporated beneficially owns 3,992,725 shares of Issuer Common Stock with shared voting and dispositive power, consisting of 2,788,685 shares held by LEF and 1,204,040 shares held by LOFI. Lubar & Co., Incorporated is the sole manager of each of LEF and LOFI and possesses investment management control over all shares of Issuer Common Stock held by each of LEF and LOFI. In the aggregate, Lubar & Co., Incorporated beneficially owns 3,992,725 shares of Issuer Common Stock, representing 11.49% of the outstanding shares of Issuer Common Stock.

As of February 23, 2024, there were 34,756,954 outstanding shares of Issuer Common Stock after the interest payment to LOFI made in shares of Issuer Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2024	LUBAR EQUITY FUND, LLC By Lubar & Co., Incorporated, Sole Manager /s/DAVID J. LUBAR By: David J. Lubar President and CEO of Lubar & Co. Incorporated, sole manager of Lubar Equity Fund, LLC

Dated: February 27, 2024

LUBAR OPPORTUNITES FUND I, LLC

By Lubar & Co., Incorporated, Sole Manager

      /s/DAVID J. LUBAR

By: David J. Lubar

President and CEO of Lubar & Co., Incorporated, sole manager of Lubar Opportunities Fund I, LLC